UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 4

                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                      Microwave Transmission Systems, Inc.
                              (Name of the Issuer)

                P. David Spurlin, James Conant, Jr., Donald Jones
                 Dwayne Griffin, Donald Kelley, Gordon Cantwell
                          CJGKC ACQUISITION CORPORATION
                      (Name of Person(s) Filing Statement)

                          $0.001 Par Value Common Stock
                         (Title of Class of Securities)

                                   59518R 1 01
                      (CUSIP Number of Class of Securities)

Robert A. Forrester, Esq                           CJGKC Acquisition Corporation
1215 Executive Drive West                   Microwave Transmission Systems, Inc.
       Suite 102                                       541 Sterling Drive,
Richardson, TX 75081                                 Richardson, TX 75081
    (972) 437-9898                                       (972) 669-0591
Fax (972) 480-8406                                   Fax (972) 669-1095

      (Name, Address and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

     This statement is filed in connection with (check the appropriate box):

     [  ](a)    The filing of solicitation materials or an information
                statement subject to Regulation 14A, Regulation 14C, or Rule
                13e-3(c) under the Securities Exchange Act of 1934.

     [  ](b)    The filing of a registration statement under the Securities Act of 1933.

     [  ](c)    A tender offer.

     [X] (d)    None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

                            Calculation of Filing Fee

Transaction Valuation*                                   Amount of Filing Fee**
    $358,747                                                    $66.82

* For purposes of calculating the fee only. This amount is based on the purchase of 695,680 shares of common stock, par value $.001 per share, of Microwave Transmission Systems, Inc. at a price of $0.48 per share.

** The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder.

     [ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $
Form or Registration No.:
Filing Party:
Date Filed:

                                  INTRODUCTION

     This Amendment No. 3 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "13E-3 Statement") originally filed with the U.S. Securities and Exchange Commission ("SEC") on July 8, 2004, as amended and supplemented by a filing of Amendment No. 1 to Schedule 13E-3 on August 20, 2004, and Amendment No. 2 to Schedule 13E-3 on October 29, 2004, by (i) CJGKC Acquisition Corporation, (ii) P. David Spurlin, (iii) James Conant, Jr., (iv) Donald Jones, (v) Dwayne Griffin, (vi) Donald Kelley, (vii) Gordon Cantwell and collectively the "Filing Persons", in connection with the "short form" merger (the "Merger") of Microwave Transmission Systems, Inc., a Texas corporation (the "Company") into CJGKC Acquisition Corporation pursuant to the Texas Business Corporation Act. All information set forth herein should be read in conjunction with the information contained or incorporated by reference in the 13E-3 Statement. Unless otherwise indicated, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the 13E-3 Statement.

     This final amendment to Schedule 13E-3 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the transactions contemplated by the Merger. Parent, which was a party to the Merger, is not a filing party of this final amendment to the Schedule 13E-3 because it was merged with and into the Company, with the Company being the surviving entity.

     The Merger became effective on November 30, 2004, when a Certificate of Ownership and Merger was filed with the Secretary of State of Texas (the "Effective Time"). Pursuant to the Certificate of Ownership and Merger, each outstanding share of the Company's Common Stock, $0.001 par value per share (the "Common Stock"), except for shares of Common Stock held by CJGKC Acquisition Corporation immediately prior to the Merger or in respect of which the holder perfects its appraisal rights under Texas law, was converted into the right to receive $0.48 in cash, without interest. At the Effective Time, public trading in the Common Stock ceased and the Company requested that the Common Stock be delisted from the OTC Bulletin Board.

     On December 14, 2004, the Company issued a press release announcing completion of the Merger and such press release is filed as Exhibit (a) hereto.

SECTION 16.   EXHIBITS

(a)(5) Press Release, dated December 14, 2004, announcing completion of the Merger.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.


Dated: December 14, 2004


CJGKC Acquisition Corporation

By: /s/ P David Spurlin
Name:  P David Spurlin
Title: President

/s/ P. David Spurlin
P. David Spurlin, individually



/s/ James Conant, Jr.
James Conant, Jr., individually



/s/ Donald Jones
Donald Jones, individually



/s/ Dwayne Griffin
Dwayne Griffin, individually



/s/ Donald Kelley
Donald Kelley, individually



/s/ Gordon Cantwell
Gordon Cantwell, individually

                 Microwave Transmission Systems, Inc. Announces

                     Completion of Going Private Transaction





RICHARDSON, TEXAS -- December 14, 2004 - Microwave Transmission Systems, Inc.
(MWVT) announced that it had completed its short form merger on November 30, 2004, and that it had sent a Notice of Merger and Appraisal Rights to its stockholders. As a result of the merger unaffiliated stockholders are entitled to receive $0.48 per share, and Microwave Transmission Systems, Inc. will cease to be a publicly held company.